December 30, 2009

Richard Pfordte Branch Chief Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Dblaine Investment Trust, Registration Statement; file Nos. 333-162536 and 811-22340

Dear Mr. Pfordte:

On December 29 2009, Dblaine Investment Trust (the “Registrant”), filed a Pre-Effective Amendment to its Registration Statement on Form N-1A.  On December 30, 2009, you provided a supplemental oral comment regarding the filing to Marc Collins.  Please find below the Registrant's response to the comment.

You requested that the Registrant verify that its estimate of acquired fund fees and expenses are less than one basis point and therefore are not reflected specifically in the fee table in the Fund's prospectus.

The adviser has confirmed that in its current model portfolio it has no investments in other investment companies and does not presently intend to invest  the Fund’s assets in other investment companies.  Therefore the Registrant has authorized us to confirm that the fees and expenses of investing in other investment companies for the Fund are estimated to be less than one basis point.  Accordingly, the fee table properly omits any specific reference to the acquired fund fees and expenses.

The Registrant has authorized us to acknowledge to you that:

1.

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the staff;

2.

Staff comments or changes to disclosure in response to staff comments in a filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3.

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Marc Collins at 513-352-6774.

Sincerely,

/s/

Thompson Hine LLP